Exhibit 99.1

FOR IMMEDIATE RELEASE

Monday, October 15, 2007

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES ADJUSTMENT TO

NON-CASH, DEFERRED TAX RECOVERY REPORTED

IN THE SECOND QUARTER ENDED JUNE 30, 2007

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global provider of innovative electronics manufacturing services (EMS), today announced an adjustment to a non-cash, deferred tax recovery previously reported in the second quarter ended June 30, 2007.

The company has determined that the assumptions used in the second quarter to record a non-cash, deferred tax recovery relating to a tax benefit resulting from a previous year’s write-down of an acquired and subsequently restructured Canadian operation were incorrect. An error in the cost basis for tax purposes of that Canadian acquisition led to the incorrect presumption that a tax benefit could be realized in the second quarter. Accordingly, deferred tax recovery and GAAP net earnings for the three and six months ended June 30, 2007 have been adjusted downward by $44.1 million, respectively. Basic and diluted GAAP earnings per share for the three and six months ended June 30, 2007 have been adjusted from $0.11 and $(0.04), respectively to $(0.08) and $(0.23), respectively. The company has adjusted its prior period balances in accordance with accounting standards and is filing amended financial statements to reflect the change.

The change to the deferred tax recovery has no impact on reported adjusted net earnings and adjusted net earnings per share for the second quarter of 2007 of $4.9 million or $0.02 per share,  respectively, and has no impact on revenue, operating earnings or cash. (Adjusted net earnings is defined as net earnings before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense, option exchange costs and other charges, net of tax and significant deferred tax write-offs or recovery).

The company also reconfirmed its revenue outlook for the third quarter ended September 30, 2007 of $2.0 billion to $2.2 billion, and its expected adjusted net earnings per share of $0.04 to $0.12.

The company’s third quarter results will be released on Thursday, October 25, after markets close, followed by a webcast at 4:30 p.m. which can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and allow the comparison of operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and option exchange costs, and the

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related income tax effect of these adjustments and any significant deferred tax write-offs or recovery. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) below.

About Celestica

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers’ success. Through our efficient global manufacturing and supply chain network, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense end markets. Our employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.. The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

RECONCILIATION OF GAAP TO ADJUSTED NET EARNINGS

(in millions of U.S. dollars)

	2006			2007
Three months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
				Restated (a)	Restated (a)
Revenue	$2,223.5	$—	$2,223.5	$1,937.0	$—	$1,937.0
Cost of sales (1)	2,098.8	(0.4)	2,098.4	1,846.4	(0.9)	1,845.5
Gross profit	124.7	0.4	125.1	90.6	0.9	91.5
SG&A (1)	75.9	0.1	76.0	71.0	(0.5)	70.5
Amortization of intangible assets	7.1	(7.1)	—	5.1	(5.1)	—
Integration costs relating to acquisitions	0.2	(0.2)	—	—	—	—
Other charges	53.4	(53.4)	—	(0.9)	0.9	—
Operating earnings (loss) - EBIAT	(11.9)	61.0	49.1	15.4	5.6	21.0
Interest expense, net	15.2	—	15.2	15.3	—	15.3
Net earnings (loss) before tax	(27.1)	61.0	33.9	0.1	5.6	5.7
Income tax expense (recovery)	3.2	1.6	4.8	19.3	(18.5)	0.8
Net earnings (loss)	$(30.3)	$59.4	$29.1	$(19.2)	$24.1	$4.9

W.A. # of shares (in millions) - diluted	227.1		227.9	229.0		229.2
Earnings (loss) per share - diluted	$(0.13)		$0.13	$(0.08)		$0.02

	2006			2007
Six months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
				Restated (a)	Restated (a)
Revenue	$4,157.5	$—	$4,157.5	$3,779.3	$—	$3,779.3
Cost of sales (1)	3,927.0	(1.9)	3,925.1	3,610.1	(1.9)	3,608.2
Gross profit	230.5	1.9	232.4	169.2	1.9	171.1
SG&A (1)	150.4	(1.2)	149.2	145.4	(1.1)	144.3
Amortization of intangible assets	13.7	(13.7)	—	11.1	(11.1)	—
Integration costs relating to acquisitions	0.7	(0.7)	—	0.1	(0.1)	—
Other charges	70.4	(70.4)	—	6.2	(6.2)	—
Operating earnings (loss) - EBIAT	(4.7)	87.9	83.2	6.4	20.4	26.8
Interest expense, net	29.1	—	29.1	31.7	—	31.7
Net earnings (loss) before tax	(33.8)	87.9	54.1	(25.3)	20.4	(4.9)
Income tax expense (recovery)	13.9	(6.3)	7.6	28.2	(28.9)	(0.7)
Net earnings (loss)	$(47.7)	$94.2	$46.5	$(53.5)	$49.3	$(4.2)

W.A. # of shares (in millions) - diluted	226.9		227.9	228.7		228.7
Earnings (loss) per share - diluted	$(0.21)		$0.20	$(0.23)		$(0.02)

(1)  Non -cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

(a)  See note 2 to the Restated Consolidated Financial Statements

GUIDANCE SUMMARY

	2Q 07 Guidance	2Q 07 Actual	3Q 07 Guidance (2)
Revenue	$1.85B - $2.05B	$1.94B	$2.0B - $2.2B
Adjusted net EPS	$(0.03) - $0.05	$0.02	$0.04 - $0.12

(2)

Guidance for the third quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.